February 5, 2008

VIA EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	AnnTaylor Stores Corporation
Form 10-K
Filed March 22, 2007
File No. 001-10738

Dear Mr. Reynolds:

This letter responds to a comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter from the Staff dated January 25, 2008 regarding the above-referenced Form 10-K of AnnTaylor Stores Corporation (the “Company”).

The Staff’s comment was to identify in future filings the companies that comprise the comparator group against which we benchmark compensation. In accordance with the Staff’s request, we confirm that we will comply with such comment in our Schedule 14A for fiscal year ended February 2, 2008.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 212-536-4253 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Barbara K. Eisenberg
Barbara K. Eisenberg Executive Vice President General Counsel and Corporate Secretary

cc:	Kay Krill, President and CEO